 Exhibit 99.1

Board Mandate

Mandate of the Board

The Board of Directors (the “Board”) of Endeavour Silver Corp. (the “Company”) is responsible for the stewardship of the Company. The Board is responsible for overseeing the conduct of the business of the Company and supervising management who is responsible for managing the operations of the Company. The Board’s fundamental objectives are to:

1.	enhance and preserve long term value for shareholders and stakeholders;

2.	ensure that the Company meets its obligations on an ongoing basis; and

3.	ensure that the Company operates in a reliable, legal and ethical manner in compliance with the constating documents of the Company and applicable legislation and regulations.

In performing their duties, the directors must act honestly and in good faith with a view to the best interests of the Company.

The Board’s mandate includes setting long-term goals and objectives for the Company, formulating the strategies and plans necessary to achieve those objectives, and supervising senior management who are responsible for the implementation of the Board’s objectives and day-to-day management of the Company. The Board retains a supervisory role and ultimate oversight responsibility for all matters relating to the Company and its business.

The Board shall provide oversight and supervise the management of the business and affairs of the Company in accordance with the constating documents of the Company and applicable legislation and regulation. Although the Board must always act in the best interests of the Company, such responsibility does not include the day-to-day management of the Company or preparation of its financial accounts, which responsibilities reside with management.

The Board discharges its responsibilities both directly and through delegation to its committees, including the Audit Committee, the Compensation Committee, the Corporate Governance & Nominating Committee and the Sustainability Committee. The Board may also appoint ad hoc committees periodically to address issues of a more short-term nature.

Meetings

The Board shall meet at least quarterly and at such other times as the Chair may determine. The independent directors will hold meetings at which non-independent directors and members of management are not in attendance.

Directors of the Company have the following basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials. The minimum attendance expectation for Board meetings is 75% and the minimum attendance expectation for committee meetings is 75%. However, it is expected that Directors will make themselves available for all regularly scheduled meetings subject only to extenuating circumstances. Directors and committee members are expected to prepare for each Board and committee meeting by reviewing in advance relevant materials provided for such meeting.

Board Responsibilities and Duties

Specific responsibilities of the Board include the following:

Board Organization

1.	The Board is responsible for developing the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company. The Board takes into account recommendations of the Corporate Governance & Nominating Committee, but retains ultimate responsibility for managing its own affairs, including approval of its composition and size, the selection of the Chair of the Board, candidates nominated for election to the Board, committees and committee chair appointments, committee charters and director compensation. The election of directors to the Board is also subject to the Company’s Majority Voting Policy approved by the Board.

2.	Each director must be qualified to serve as a director pursuant to, and meet the requirements of, the Business Corporations Act (British Columbia), all applicable securities laws and the rules, instruments, policies, regulations and guidelines of all applicable securities regulatory authorities, including without limitation the securities commissions in each of the provinces of Canada, and all stock exchanges on which the Company's securities are listed, including without limitation the Toronto Stock Exchange and the New York Stock Exchange (collectively, “Applicable Laws”).

3.	The Corporate Governance & Nominating Committee of the Board shall recommend appropriate candidates, the majority of whom will be independent directors pursuant to Applicable Laws, to the Board for approval. When assessing candidates, the Board shall consider each candidate’s background, skills and competencies to ensure that the Board is comprised of directors possessing a diverse skillset that meets the requirements of the Board as set out in paragraph 6 below.

BOARD MANDATE	2

4.	When the Chair of the Board is not an independent director, the independent directors of the Board shall designate an independent director to be the Lead Director. The Board is responsible for determining the roles and responsibilities of the Chair or, if applicable, Lead Director.

5.	The Board shall annually evaluate the independence of the Chair and, if applicable, Lead Director. The Board shall also, taking into account the recommendations and advice of the Corporate Governance & Nominating Committee, (a) establish and periodically review the position description for the Chair or Lead Director of the Board, (b) annually review the performance of the Chair or Lead Director of the Board against the position description and any established performance measures, and (c) review the appropriateness and form of compensation for the Chair or Lead Director of the Board to ensure that such compensation reflects the responsibilities of such position.

6.	The Board is responsible for assessing, in light of the opportunities and risks facing the Company, which competencies, skills and personal qualities are required to add value to the Company and how those competencies, skills and personal qualities will be accessed. To fulfill such responsibilities the Board, shall periodically review and consider the selection process for directors and the director recruitment and development plans of the Company.

7.	The Board is responsible for ensuring that new directors receive a comprehensive orientation regarding the role of the Board, its committees and its directors, the contributions that individual directors are expected to make (including in terms of time and resources), and the nature and operation of the Company’s business. The Board is also responsible for ensuring that measures are taken to provide continuing education opportunities for its directors to ensure that they maintain or enhance their skills and abilities as directors of the Company and to ensure that their knowledge and understanding of the Company’s business remains current.

8.	The Board is responsible for all other duties assigned to the Board by the Company’s articles or pursuant to Applicable Laws.

Management

1.	The Board may delegate to Board committees matters for which the Board is responsible, including the approval of compensation of the Board and management, the conduct of performance evaluations and oversight of internal control systems. However, the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

BOARD MANDATE	3

2.	The Board shall annually review the charters of each Board committee and the Company’s other corporate governance policies and revise, as necessary. The Company shall annually review the performance of the Board and its committees against their respective charters and mandates and disclose the process in all applicable public documents. The Board shall also annually evaluate the performance of individual directors, the performance of the Chair and the performance of the Lead Director, if any.

3.	The Board is responsible for approving the appointment of the officers of the Company. The Board, to the extent feasible, is responsible for satisfying itself as to the integrity of the Chief Executive Officer (“CEO”) of the Company and other executive officers of the Company and that the CEO and other executive officers create a culture of integrity throughout the Company.

4.	The Board, together with the CEO, is to develop a clear position description for the CEO, which includes delineating management’s responsibilities. The Board is to also develop or approve the corporate goals and objectives that the CEO is responsible for meeting in consultation with the Compensation Committee. The Board, together with the CEO, may also develop, if desired, a position description for the Chief Operating Officer and the Chief Financial Officer of the Company.

5.	The Board is responsible for annually reviewing performance measures for the CEO and annually reviewing the performance of the CEO in light of such performance measures and the CEO’s position description. In conducting its review, the Board shall consider recommendations and advice of the Compensation Committee.

6.	The Board approves the compensation of all officers and reviews and approves the Company’s incentive compensation plans. In doing so, the Board takes into account the advice and recommendations of the Compensation Committee.

7.	The Board from time to time delegates to senior management the authority to enter into transactions, such as financial transactions, subject to specified limits. Investments and other expenditures above the specified limits, and material transactions outside the ordinary course of business, are reviewed by and are subject to the prior approval of the Board.

8.	The Board is responsible for ensuring that a succession planning (including appointing, training and monitoring senior management) such that adequate plans are in place and monitored for management development and succession.

9.	The Board is responsible for directing management to ensure legal requirements have been met and documents and records have been properly prepared, approved and maintained.

BOARD MANDATE	4

Strategic Planning

1.	The Board is responsible for adopting a strategic planning process for the Company and shall approve, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the Company’s business.

2.	The Board has oversight responsibility to participate directly, and through its committees, in reviewing, challenging and approving the goals and objectives of the Company and establishing risk thresholds in respect of the Company’s pursuit to achieve its goals and objectives. The Board is responsible for reviewing the business, financial and strategic plans proposed by management to reach such goals and objectives.

3.	The Board is responsible for adopting processes for monitoring the Company’s progress toward its strategic and operational goals along with monitoring the business environment so that changes in the circumstances affecting the Company, both risks and opportunities, are considered and acted upon by management.

4.	The Board will use its experience and expertise to provide input to management on emerging trends and issues and on strategic plans, objectives and goals that management develops.

5.	The Board will consider alternative strategies in response to possible unsolicited change of control transactions or takeover bids with a view to maximizing value for existing shareholders and ensuring that the best interests of the Company are served. The Board will ensure management considers and maintains defensive strategies on an ongoing basis to ensure timely and appropriate responses to any such actions.

Monitoring of Financial Performance and Other Financial Matters

1.	The Board is responsible for enhancing the alignment of shareholder expectations, Company plans and management performance.

2.	The Board is responsible for ensuring that the Company’s management maintains internal control and management information systems. Directly and through the Audit Committee, the Board assesses the integrity of the management’s internal controls over financial reporting and management information systems.

3.	The Board reviews and approves capital, operating and exploration and development expenditures, including any budgets associated with such expenditures and may delegate to management authority to approve expenditures up to a certain limit.

4.	The Board is responsible for approving the audited annual financial statements prepared by management and, if required by Applicable Laws, the interim financial statements, and the notes and Management’s Discussion and Analysis accompanying such financial statements. The Board may delegate responsibility for approving interim financial statements and related Management Discussion and Analysis to the Audit Committee, subject to Applicable Laws.

BOARD MANDATE	5

5.	The Board is responsible for reviewing and approving material transactions outside the ordinary course of business, including material investments, acquisitions and dispositions of material capital assets, material capital expenditures, material joint ventures, and any other major initiatives outside the scope of approved budgets.

6.	The Board approves those matters that are required pursuant to Applicable Laws to be approved by the directors of the Company, including the issuance, purchase and redemption of securities and the declaration and payment of any dividends.

Risk Management

1.	The Board is responsible for identifying and understanding the principal risks of the Company’s businesses. The Board is responsible for implementing appropriate systems to manage this risk.

2.	The Board is responsible for ensuring the Company’s strategic plan includes an assessment of the underlying risks and sets risk tolerances deemed acceptable in executing the strategic plan to achieve its objectives.

3.	The Board shall ensure management has established the appropriate processes and procedures to identify, manage and mitigate, when necessary, the principal risks of the Company’s business and to monitor those risks with a view to the long-term viability of the Company and achieving a proper balance between the risks taken and the performance of the business for the benefit of shareholders, consistent with the strategic plan.

4.	The Board monitors the conduct of management of the Company to ensure that the Company is in compliance with Applicable Laws.

Policies and Procedures

1.	The Board is responsible for approving and monitoring compliance with all significant policies and procedures by which the Company is operated and approving policies and procedures designed to ensure that the Company operates at all times within Applicable Laws.

2.	Subject to the responsibility of the Corporate Governance & Nominating Committee to review and recommend for approval to the Board all corporate governance policies and significant amendments, the Board is responsible for reviewing and approving significant new corporate policies or material amendments to existing policies (including policies regarding business conduct, conflict of interest and the environment).

3.	The Board is responsible for taking steps to ensure that directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest by ensuring such directors recuse themselves from any deliberations or decisions on such transactions and agreements.

BOARD MANDATE	6

Communications and Reporting

1.	The Board is responsible for adopting a communication policy for the Company and has approved a Corporate Disclosure Policy to address communications with shareholders, employees, financial analysts, governments and regulatory authorities, the media and the communities in which the business of the Company is conducted.

2.	The Board will ensure that the Company has appropriate policies and processes in place so that the Company complies with Applicable Laws, including timely disclosure of relevant corporate information and regulatory reporting.

3.	The Board will review and approve appropriate criteria against which to evaluate and report on corporate performance.

4.	The Board is to ensure that measures are established for receiving feedback from stakeholders. These measures presently include a Whistleblower Policy whereby stakeholders are able to contact independent directors.

Effective Date

This Mandate shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in that province. This Mandate was last updated and approved by the Board of Directors of the Company on July 30, 2024.

BOARD MANDATE	7